Eldorado Gold Corporation
920 Guinness Tower
1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

TSX: ELD

Tel: 604.687.4018
Fax: 604.687.4026
E-mail: info@eldoradogold.com

02 DEC 11 AM 9:56

eldoradogold

02060522

November 29, 2002

SUPPL

Securities & Exchange Commission
Office of International Corp. Finance
450 Fifth Street NW
Washington, DC 20549
USA

12g3-2(b)#82-3578

Dear Sir:

Re: Eldorado Gold Corporation ("the Company")
12g3-2(b)#82-3578

Further to the Company's exemption 12g3-2(b)#82-3578, we enclose a copy of the completed Securities and Exchange Commission Form 6-K and the following documents filed with the regulatory agencies in Canada.

1. News Release – November 25, 2002
2. Material Change Report – November 25, 2002
3. News Release – November 26, 2002

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

I trust you will find this filing in order.

Yours truly

ELDORADO GOLD CORPORATION

Dawn Moss
Corporate Secretary

encl.

12/18

eldoradogold

'02 DEC ... AM 9:07

NEWS RELEASE

ELD No. 02-18
November 25, 2002

ELDORADO GOLD ELIMINATES BANK DEBT AND HEDGE BOOK

VANCOUVER, B.C. - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (the "Company" or "Eldorado") (TSX: ELD) is pleased to announce the Company has eliminated its residual bank debt and gold hedge book.

"Our final payment today of US$2.1 million to NM Rothschild & Sons Limited ("NMR") leaves the Company free of all bank debt and with a cash balance of approximately US$8.9 million", commented Paul N. Wright, President and Chief Executive Officer. "Through a disciplined approach during a period of depressed gold prices, the Company has succeeded in eliminating US$40.0 million of bank debt while retaining and progressing its core assets."

The Company has delivered the remaining 10,972 ounces of gold that was hedged at the end of the third quarter. Currently Eldorado does not have any gold or foreign currency hedge and is in a position to benefit from future increases in the gold price.

São Bento Mine and 40F Registration Update

The São Bento Mine continues to deliver strong operating performance and remains on target to meet or exceed the Company's 2002 production target of 105,000 ounces of gold at a cash cost of US$185/oz. October's production was 10,050 ounces of gold at a cash cost of US$167/oz., while in September 10,592 ounces of gold were produced at a cash cost of US$172/oz.

The Company recently submitted its 40F registration and has commenced the process of listing on the American Stock Exchange.

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we are focusing on the continuing improvement at the São Bento Mine and are systematically identifying opportunities to expand our business interests. In Turkey, we continue to expand our asset base, with a resource of approximately 8.8 million ounces in an increasingly attractive jurisdiction. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

"Paul N. Wright"

Paul N. Wright
President and Chief Executive Officer

...2

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's Prospectus, dated May 10, 2002 and AIF dated May 17, 2002 filed with the securities regulatory authorities.

The Toronto Stock Exchange has neither approved nor disapproved the form or content of this release. This and other news releases complete with graphic attachments, if any, are available at the Company's website (www.eldoradogold.com) or may be acquired by fax or mail upon request.

Investor Relations Contact:
Nancy E. Woo
Tel: **(604) 687-4018** *and* **1-888-ELD-8166**
Fax: **(604) 687-4026**
Eldorado Gold Corporation
Suite 920 - 1055 West Hastings Street,
Vancouver, British Columbia, Canada V6E 2E9
E-mail: info@eldoradogold.com

BC Form 53-903.F

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1)(B) of the *Securities Act* (Alberta)
Section 84(1) *Securities Act* (Saskatchewan)
The Securities Act (Manitoba)
Section 75(2) of the *Securities Act* (Ontario)
Section 73 of the *Securities Act* (Quebec)
Securities Frauds Prevention Act (New Brunswick)
Section 81(2) of the *Securities Act* (Nova Scotia)
Securities Act (Prince Edward Island)
Section 76(2) *Securities Act* (Newfoundland)

Item 1. Name and Address of Reporting Issuer

Eldorado Gold Corporation (the "Company")
920 – 1055 West Hastings Street
Vancouver, BC V6E 2E9

Item 2. Date of Material Change

November 25, 2002

Item 3. Press Release

A Press Release was disseminated by the Company on November 25, 2002, News Release No. 02-18, to the Toronto Stock Exchange and through approved public media.

Item 4. Summary of Material Change

The Company announced the elimination of the Company's bank debt and the hedge book.

Item 5. Full Description of Material Change

VANCOUVER, B.C. - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (the "Company" or "Eldorado") (TSX: ELD) is pleased to announce the Company has eliminated its residual bank debt and gold hedge book.

Final payment of US$2.1 million was made on November 25, 2002 to NM Rothschild & Sons Limited leaving the Company free of all bank debt and with a cash balance of approximately US$8.9 million.

The Company has delivered the remaining 10,972 ounces of gold that was hedged at the end of the third quarter. Currently Eldorado does not have any gold or foreign currency hedge and is in a position to benefit from future increases in the gold price.

Item 6. Confidential Report

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Senior Officer

For further information please contact Earl W. Price, Vice President, Finance, at 604.687.4018.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred herein.

DATED at Vancouver, British Columbia, this 25th day of November, 2002.

ELDORADO GOLD CORPORATION

By: ______________________________
Name: Earl W. Price
Title: Vice President, Finance

eldoradogold

NEWS RELEASE

ELD No. 02-19
November 26, 2002

KISLADAG PROJECT UPDATE
RESOURCE CONTINUES TO GROW – 7.9 M OZ.

VANCOUVER, B.C. - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (the "Company" or "Eldorado") (TSX: ELD) is pleased to provide the following update regarding the Kisladag Development Project in western Turkey. The Company remains on schedule in both its permitting activities and the completion of its Feasibility Study scheduled for March 2003.

RESOURCE ESTIMATE

An updated resource estimate is now complete for the project and will form the basis for the reserve estimation in the Feasibility Study. The revision reflects the completion of an additional 10,700 meters of reverse circulation and diamond core drilling completed in 2002. The principal objective of this drill programme was to upgrade classification of the resource. In addition, the total resource has been increased from the previously announced 7.3 M oz. (press release ELD 02-13 dated June 21, 2002) to 7.9 M oz.

Resource calculations provided are based on a revised geological model and include data from over 29,900 meters of drilling and trenching completed to date. Micon International Ltd. ("Micon") have reviewed duplicate samples, sample statistics, capping levels, composite formation, composite statistics and variography for all the data used in the resource estimate. Mr. Gary Giroux, Associate with Micon is the independent Qualified Person responsible for preparation of the resource estimate in accordance with National Instrument 43-101. Mr. Giroux visited the project site and the Company's sample preparation laboratory in 2002. The resource estimate shown in Table 1 has been prepared using a cut off grade of 0.4 g/t gold consistent with previous estimates.

Table 1 Resource: Measured Indicated and Inferred

Classification	Tonnes	Grade g/t Au	Ounces
Measured	47,500,000	1.28	1,960,000
Indicated	118,900,000	1.07	4,090,000
Measured & Indicated	166,400,000	1.13	6,050,000
Inferred	69,100,000	0.81	1,808,000

Of the total Measured & Indicated Resource at a 0.4 g/t cutoff, approximately 828,000 ounces occur in oxide material with the balance in the primary ore.

Samples from the drill program are prepared at the Company's sample preparation facility in Turkey, according to procedures established by Micon and audited by Micon in 2002. Sample pulps are shipped to ALS Chemex Laboratory in Vancouver ("ALS") for gold fire assay with A.A. finish. ALS has attained ISO 9002 Registration by KPMG Quality Registrars for the provision of assay and geochemical analytical services. The Company has inserted duplicates, blanks and standards according to industry practice prior to shipment to ALS. Check assays carried out by Acme Laboratory in Vancouver have verified certified results.

METALLURGICAL TESTWORK

Amenability of the Kisladag ore to recovery of gold using heap leach process techniques was established in earlier metallurgical testwork through a series of column leach tests carried out by Kappes Cassiday & Associates ("KCA") in Reno, Nevada. Composited samples of drill core taken from throughout the resource were used to establish that acceptable recovery of gold can be achieved from both oxide and primary ore at a crush size of 100% minus 8mm. KCA estimated field recovery from conventional cyanide heap leaching would return 80% recovery for oxide and 57% recovery for primary ore. These recoveries were incorporated into the Kisladag Prefeasibility Study, prepared by Kilborn Pacific Engineers.

To corroborate previous results KCA conducted 11 additional column leach tests using representative samples collected from continuous runs of diamond drill core retrieved from the oxide and primary ore horizons. Results from the latest round of column leach tests completed prove to be confirmatory of the previous testwork and provide encouragement that ultimate recoveries may be higher than the 80% and 57% values used in the Prefeasibility Study.

Table 2 Column Leach Results 100 days

KCA Test No.	Kisladag Sample No.	Type	Extracted, % Au
30215	Kis-97	Primary	74%
30218	Kis-98	Primary	62%
30221	Kis-99	Primary	73%
30224	Kis-100	Oxide	87%
30227	Kis-101	Oxide	83%
30230	Kis-102	Oxide	89%
30233	Kis-103	Primary	70%
30236	Kis-104	Primary	71%
30239	Kis-105	Oxide	85%
30242	Kis-106	Oxide	85%
30245	Kis-107	Primary	72%
	Avg.	Oxide	86%
	Avg.	Primary	73%
	Over All Avg.		78%

- Both oxide and primary ores demonstrate consistent steep recovery curves with all of the oxide ore columns exceeding 75% recovery within 40 days of testing, while six of the seven primary ore columns exceed 60% within the same period. This consistency of performance and the initial recovery performance augur well for commercial operation.

Nineteen additional column tests are currently underway at KCA with the intent to further confirm the leachability of the Kisladag ore and examine the potential of coarser crushing of the oxide material whilst retaining demonstrated high recoveries. Results of this program will also be incorporated in the Kisladag Feasibility Study.

FEASIBILITY STUDY

Hatch Associates have advanced the Kisladag feasibility study through the preliminary design stage to arrive at appropriate production rates for the startup and expansion phases of the operation. Initial production rates are based on a crushing circuit utilizing one gyratory crusher feeding one secondary crusher and one tertiary crusher incorporating a closed circuit screening system. Maximum throughput in Phase I will be approximately 5.0 million tonnes per year, producing approximately 130,000 ounces annually in the first 4 years.

Production will be ramped up to approximately 10.0 million tonnes per year in Phase II by the duplication of the secondary and tertiary crushing and screening circuits. The gyratory crusher will have sufficient capacity at the outset for the higher throughput. Gold production will then increase accordingly to in excess of 250,000 ounces annually.

The above production figures are based on preliminary process design and pit optimization studies. Further refinement of the operating performance will be carried out as final design aspects of the mining and process operations are completed and incorporated into the Kisladag Feasibility Study due for release in the first quarter of 2003.

PERMITTING

The Company has engaged Encon Environmental Engineers, Ankara, Turkey working with Knight Piesold Associates, United Kingdom and Planning Alliance, Canada to prepare the Environmental Impact Assessment ("EIA") study for the Kisladag project. This study is scheduled for submission to the Turkish Ministry of Environment ("MOE") in mid December 2002. The MOE will then review the environmental, social and economic impacts of the project and proposed mitigation measures. This process is expected to take 4 to 6 months. Acceptance of the study will lead to issuance of an Environmental Positive Certificate.

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we are focusing on the continuing improvement at the São Bento mine and are systematically identifying opportunities to expand our business interests. In Turkey, we continue to expand our asset base, with a resource of approximately 9.4 million ounces in an increasingly attractive jurisdiction. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

"Paul N. Wright"

Paul N. Wright
President and Chief Executive Officer

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's Prospectus, dated May 10, 2002 and AIF dated May 17, 2002 filed with the securities regulatory authorities.

The Toronto Stock Exchange has neither approved nor disapproved the form or content of this release. This and other news releases complete with graphic attachments, if any, are available at the Company's website (www.eldoradogold.com) or may be acquired by fax or mail upon request.

Investor Relations Contact:
Nancy E. Woo
Tel: **(604) 687-4018** *and* **1-888-ELD-8166**
Fax: **(604) 687-4026**

Suite 920 - 1055 West Hastings Street,
Vancouver, British Columbia, Canada V6E 2E9
E-mail: info@eldoradogold.com